UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TELTRONICS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share (Upon conversion of Series C Preferred Stock)
(Title of Class of Securities)

879698306
(CUSIP Number)

Norman R. Dobiesz IHL Investments, LLC 2150 Whitfield Industrial Way Sarasota, Florida 34243 (941) 751-7709
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.12d-1(g), check the following box. ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    879698306

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Norman R. Dobiesz
2.	Check the appropriate Box if a Member of a Group: (a) (b)		☐ ☐
3.	SEC Use Only:
4.	Source of Funds:		PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):		☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	1,497,191
	8.	Shared Voting Power:	684,509
	9.	Sole Dispositive Power:	1,497,191
	10.	Shared Dispositive Power:	684,509
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:		2,211,700 (1)
12.	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares:		☐
13.	Percent of Class Represented by Amount in Row (11):		25.58% (1)
14.	Type of Reporting Person:		IN

(1) Includes 30,000 shares of issued stock options.

CUSIP No.    879698306

This Statement on Schedule 13D is filed by Norman R. Dobiesz with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

The summary descriptions contained in this Schedule 13D should be read in conjunction with the Schedule 13D dated April 4, 2007 filed by IHL Investments, LLC (“IHL Schedule 13d”) on April 5, 2007 with the Securities and Exchange Commission, as amended by an Amendment No. 1 to Schedule 13D (“IHL Amendment No. 1”), which was filed with the Securities and Exchange Commission on February 6, 2008.

All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the IHL Schedule 13D and IHL Amendment No. 1.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”) of Teltronics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2. Identity and Background.

(a)	This statement is filed by Norman R. Dobiesz (“Mr. Dobiesz”).

(b)	Mr. Dobiesz’s business address is 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

(c)
Mr. Dobiesz is the Senior Vice President Business Development of the Issuer, which is primarily engaged in providing telecommunications products and services and whose headquarters is located at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

(d)	Mr. Dobiesz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Dobiesz was not, during the last five years, a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Dobiesz is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction.

           Mr. Dobiesz disposed of 23.53% of the Membership Interests of IHL.

CUSIP No.    879698306

Item 5. Interest in Securities of the Issuer.

Prior to the transfer from Mr. Dobiesz to Mr. Friedmann of 23.53% of the Membership Interests of IHL, Mr. Dobiesz was the beneficial owner of 2,553,954 shares of the Common Stock of the Issuer.

Through his Membership Interest in IHL, Mr. Dobiesz indirectly and beneficially owns 18,824 shares of the Series C Preferred Stock of the Issuer, which is convertible into 684,509 shares of Common Stock, which represents approximately 7.92% of the outstanding Common Stock of the Issuer on the date hereof.  This percentage is calculated based upon 8,647,539 issued and outstanding shares of the Issuer’s Common Stock (excluding the shares owned by IHL).  IHL possesses sole voting and dispositive power over the shares beneficially owned by it.

Mr. Dobiesz has not effected other transactions in the Common Stock of the Issuer in the last sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.  The information set forth in Item 6 of the IHL Schedule 13D, as amended by the information set forth in Item 6 of the IHL Amendment, is hereby incorporated by reference into this Item 6.

CUSIP No.    879698306

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2008

/s/ Norman R. Dobiesz
Norman R. Dobiesz